SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                              ___________________

                                 SCHEDULE 13G

              INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
		  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1 - Exiting)

			      CLEAN HARBORS INC.
				(Name of Issuer)


			 Common Stock, $.01 Par Value
			(Title of Class of Securities)


				    184496107
				  (CUSIP Number)

                                December 31, 2002
                 (Date of event which requires filing this statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[ ]  Rule 13d-1 (b)
	[X]  Rule 13d-1 (c)
	[ ]  Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G

	1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

GDK, Inc.

        2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  n/a
	(b)  n/a

        3
SEC USE ONLY

	4
SOURCE OF FUNDS*
WC

	5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) n/a

	6
CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF
SHARES

	7
SOLE VOTING POWER
0
BENEFICIALLY
OWNED BY

	8
SHARED VOTING POWER
203,220
EACH
REPORTING

	9
SOLE DISPOSITIVE POWER
0
PERSON
WITH

	10
SHARED DISPOSITIVE POWER
203,220

	11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
203,220

	12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	o

	13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

	14
TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!


SCHEDULE 13G

	1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Caxton International Limited

	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  n/a
	(b)  n/a

	3
SEC USE ONLY

	4
SOURCE OF FUNDS*
WC

	5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)	n/a

	6
CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF
SHARES

	7
SOLE VOTING POWER
0
BENEFICIALLY
OWNED BY

	8
SHARED VOTING POWER
29,620
EACH
REPORTING

	9
SOLE DISPOSITIVE POWER
0
PERSON
WITH

	10
SHARED DISPOSITIVE POWER
29,620

	11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,620

	12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	o

	13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

	14
TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!


SCHEDULE 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Caxton Equity Growth LLC  22-3682580

	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  n/a
	(b)  n/a

	3
SEC USE ONLY

	4
SOURCE OF FUNDS*
WC

	5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)	n/a

	6
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF
SHARES

	7
SOLE VOTING POWER
0
BENEFICIALLY
OWNED BY

	8
SHARED VOTING POWER
4,360
EACH
REPORTING

	9
SOLE DISPOSITIVE POWER
0
PERSON
WITH

	10
SHARED DISPOSITIVE POWER
4,360

	11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,360

        12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	o

	13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04%

	14
TYPE OF REPORTING PERSON*
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!


SCHEDULE 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Caxton Equity Growth (BVI) Ltd.

	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) n/a
	(b) n/a

	3
SEC USE ONLY

	4
SOURCE OF FUNDS*
WC

	5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)	n/a

	6
CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF
SHARES

	7
SOLE VOTING POWER
0
BENEFICIALLY
OWNED BY

	8
SHARED VOTING POWER
16,320
EACH
REPORTING

	9
SOLE DISPOSITIVE POWER
0
PERSON
WITH

	10
SHARED DISPOSITIVE POWER
16,320

	11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,320

	12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	o

	13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
	14
TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!


SCHEDULE 13G

	1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

Caxton Associates, L.L.C.  22-3430173

	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  n/a
	(b)  n/a

	3
SEC USE ONLY

	4
SOURCE OF FUNDS*
n/a

	5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)	n/a

	6
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF
SHARES

	7
SOLE VOTING POWER
0
BENEFICIALLY
OWNED BY

	8
SHARED VOTING POWER
253,520
EACH
REPORTING

	9
SOLE DISPOSITIVE POWER
0
PERSON
WITH

	10
SHARED DISPOSITIVE POWER
253,520

	11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
253,520

        12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	o

	13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%

	14
TYPE OF REPORTING PERSON*
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!


 SCHEDULE 13G

	1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

Bruce S. Kovner

	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) n/a
       (b) n/a

	3
SEC USE ONLY

	4
SOURCE OF FUNDS*
n/a

	5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)	n/a

	6
CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF
SHARES
	7
SOLE VOTING POWER
0
BENEFICIALLY
OWNED BY

	8
SHARED VOTING POWER
253,520
EACH
REPORTING

	9
SOLE DISPOSITIVE POWER
0
PERSON
WITH

	10
SHARED DISPOSITIVE POWER
253,520

	11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
253,520

	12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	o

	13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%

	14
TYPE OF REPORTING PERSON*
IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1(a).	Name of Issuer:
		Clean Harbors, Inc.

Item 1 (b).	Address of Issuer's Principal Executive Offices:
		1501 Washington Street
		Braintree, MA 02184

Item 2 (a).	Name of Person Filing:
(i)   GDK, Inc. ("GDK")
(ii)  Caxton International Limited ("Caxton International")
(iii) Caxton Equity Growth LLC ("Caxton Equity Growth")
(iv)  Caxton Equity Growth (BVI) Ltd. ("Caxton Equity Growth (BVI)")
(v) Caxton Associates, L.L.C. ("Caxton Associates"). Caxton Associates is the trading advisor to GDK, Caxton International and Caxton Equity Growth (BVI), and the manager of Caxton Equity Growth (together with GDK, Caxton International, Caxton Equity Growth and Caxton Equity Growth (BVI) the "Caxton Accounts") and as such, has voting and dispositive power with respect to the investments of the Caxton Accounts.
(vi) Mr. Bruce S. Kovner. Mr. Kovner is the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates. As a result of the foregoing, Mr. Kovner is deemed to beneficially own the securities of the Issuer owned by the Caxton Accounts.

Item 2 (b).    Address of Principal Business Office or, if None,
               Residence:

(i)   The address of GDK is c/o Prime Management Limited,
      Mechanics Building, 12 Church Street, Hamilton HM11,
      Bermuda.
(ii) The address of Caxton International is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.
(iii) The address of Caxton Equity Growth is c/o Caxton Associates, Princeton Plaza, Building 2, 731 Alexander Road, Princeton,
      NJ 08540.
(iv) The address of Caxton Equity Growth (BVI) is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.
(v) The address of Caxton Associates is Princeton Plaza, Building 2, 731 Alexander Road, Princeton, NJ 08540.
(vi)  The business address of Mr. Kovner is 667 Madison Avenue,
      New York, NY  10021.

Item 2 (c).	Citizenship:

(i)   GDK is a British Virgin Islands corporation.
(ii)  Caxton International is a British Virgin Islands Corporation.
(iii) Caxton Equity Growth is a Delaware limited liability company.
(iv)  Caxton Equity Growth (BVI) is a British Virgin Islands
      Corporation.
(v)   Caxton Associates is a Delaware limited liability company.
(vi)  Mr. Kovner is a United States citizen.

Item 2 (d).	Title of Class of Securities:
		 Common Stock

Item 2 (e).	CUSIP No: 184496107


Item 3.		If this statement is filed pursuant to Sec.
                240.13d-1(b) or 240.13d-2(b) or (c),
                check whether the person filing is a:
		Not applicable.

Item 4.		Ownership
	(a) Amount beneficially owned:


(i) The amount of shares of Common Stock beneficially owned by GDK is 203,220.
(ii) The amount of shares of Common Stock beneficially owned by Caxton International is 29,620.
(iii) The amount of shares of Common Stock beneficially owned by Caxton Equity Growth is 4,360.
(iv) The amount of shares of Common Stock beneficially owned by Caxton Equity Growth (BVI) is 16,320.
(v) The amount of shares of Common Stock considered to be beneficially owned by Caxton Associates by reason of its voting and dispositive powers is 253,520.
(vi) Mr. Kovner, by reason of being Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates, is also deemed to beneficially own such shares.


(b)  Percent of Class:

(i)   GDK beneficially owns 1.7% of the Class of Common
      Stock.
(ii) Caxton International beneficially owns 0.2% of the Class of Common Stock.
(iii) Caxton Equity Growth beneficially 0.04% owns of the
      Class of Common Stock.
(iv) Caxton Equity Growth (BVI) beneficially owns 0.1% of the Class of Common Stock.
(v) Caxton Associates is deemed to beneficially own 2.1% of the class of Common Stock.
(vi) Mr. Kovner is deemed to beneficially own 2.1% of the Class of Common Stock.


(c)

    Number of shares as to which GDK has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  203,220
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  203,220

    Number of shares as to which Caxton International has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  29,620
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  29,620

     Number of shares as to which Caxton Equity Growth has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  4,360
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  4,360

     Number of shares as to which Caxton Equity Growth (BVI) has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  16,320
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  16,320

     Number of shares as to which Caxton Associates has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  253,520
	(iii)  Sole power to dispose or to direct the disposition
               of:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  253,520

	Number of shares as to which Mr. Kovner has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  253,520
	(iii)  Sole power to dispose or to direct the disposition
               of:   0
	(iv)   Shared power to dispose or to direct the disposition
               of:  253,520



Item 5.	        Ownership of Five Percent or Less of a Class.
	        [X]

Item 6.		Ownership of More than Five Percent on Behalf of
                Another Person.
	        Not Applicable.

Item 7.	        Identification and Classification of the Subsidiary
                Which Acquired the Security Reported on the Parent Holding Company.
	        Not Applicable.


Item 8.	Identification and Classification of Members of the Group.

	Not Applicable


Item 9.	Notice of Dissolution of Group.
	Not Applicable.

Item 10.	Certification.

	By signing below, each of the reporting persons hereby certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


February 10, 2003



GDK, INC.


By:/s/Joseph Kelly
      Name:  Joseph Kelly
      Title: Vice President and Treasurer

By:/s/Maxwell Quin
      Name:  Maxwell Quin
      Title: Vice President and Secretary


CAXTON INTERNATIONAL LIMITED


By:/s/Joseph Kelly
      Name:  Joseph Kelly
      Title: Vice President and Treasurer


By:/s/Maxwell Quin
      Name:  Maxwell Quin
      Title: Vice President and Secretary


CAXTON EQUITY GROWTH (BVI) Ltd.


By:/s/Joseph Kelly
       Name:  Joseph Kelly
       Title: Vice President


By:/s/Maxwell Quin
       Name:  Maxwell Quin
       Title: Secretary


CAXTON EQUITY GROWTH LLC

By:/s/Scott B. Bernstein
       Name:  Scott B. Bernstein
       Title: Secretary, Caxton Associates, L.L.C., Manager


CAXTON ASSOCIATES, L.L.C.


By:/s/Scott B. Bernstein
      Name:  Scott B. Bernstein
      Title: Secretary


/s/Bruce S. Kovner
Bruce S. Kovner, by Scott B. Bernstein as
Attorney-in-Fact






Certification


The undersigned hereby certifies that the shares of Clean Harbors, Inc. purchased on behalf of GDK, Inc., Caxton International Limited, Caxton Equity Growth (BVI) Ltd. and Caxton Equity Growth LLC were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




					/s/Andy Waldman
                                           Andy Waldman


 					/s/Kurt Feuerman
                                          Kurt Feuerman






Date: February 10, 2003